AIS

04024789

82-3236

Registration No. Bor Mor Jor 59

April 2, 2004

Subj. : *Notice of the 2004 Annual General Meeting of Shareholders*
To : *Shareholders,*
Advanced Info Service Public Company Limited
Encls.:
1. *A copy of Minutes of the 2003 Annual General Meeting of Shareholders dated April 29, 2003.*
2. *Annual Report inwhich Balance Sheets, Profit and Loss Statements and Cash Flow Statements of the year 2003 ended December 31, 2003 are also included.*
3. *Preliminary info of the retired Directors being proposed for re-election.*
4. *Details of the ESOP Program, Grant III.*
5. *Details of the allotment of ordinary shares being reserved for rights exercising pursuant to ESOP Program, Grant III and the details of allocating the additional ordinary shares reserve for exercising the right in pursuance with the ESOP Program Grant I and Grant II due to conforming with terms and conditions of the Prospectus regarding the adjustment of right.*
6. *A copy of letter of the Remuneration Committee's Opinion.*
7. *Ruling for the General Meeting of Shareholders.*
8. *A Proxy Instrument and details of the independent directors.*

Whereas, the Board of Directors of Advanced Info Service Public Company Limited has made a resolution to convene the 2004 Annual General Meeting of Shareholders on April 23, 2004 at 10.00 a.m. at the Auditorium, 19th Floor, Shinawatra Tower I, No. 414 Phahonyothin Road, SamsenNai, Phayathai Bangkok, to consider matters subject to the following agenda.

Agendum 1. *Matters to be informed.*

Agendum 2. *To consider approval for Minutes of the 2003 Annual General Meeting of Shareholders dated April 29, 2003.*
Board's Opinion *: recommends to approve the said Minutes. (Attachment 1)*

Agendum 3. *Approval for the 2003 Annual Report of the Board of Directors.*
Board's Opinion *: recommends to approve the said report. (Attachment 2)*

Agendum 4. *Approval for Balance Sheets, Profit and Loss Statements and Cash Flow Statements of the year 2003 ended December 31, 2003.*
Board's Opinion *: recommends to approve the said Financial Statements which has been duly reviewed by the Board of Directors and the Audit Committee. (Attachment 2)*

Agendum 5. *Election of new Directors in place of Directors retired by rotation and Designation of Authorized Directors and Directors' Remuneration for the year 2004.*
Board's Opinion *: by virtue of resolution of the Nominating Committee,*

5.1 recommends to re-elect those Directors retired by rotation namely Mrs. Tasanee Manorot, Mr. Suphadej Poonpipat and Mr. Boonchoo Direksathaporn (Attachment 3) as new directors.

5.2 recommends to designate the Authorized Directors as follow; "Mr. Boonklee Plangsiri, Mr. Somprasong Boonyachai and Mrs. Siripen Sitasuwan two out of these three directors collectively sign with the Company's seal affixed".

5.3 recommends, by virtue of resolution of the Remuneration Committee, to designate the Directors Remmuneration of the year 2004 at the limited amount of 10,000,000 Baht comprising of salary, bonus, fringe benefits, provident fund and allowance. Provided, TOT Corporation Public Co., Ltd. representative director and independent directors in the Board of Directors and also independent directors who are appointed to other sub-committee of the Company are eligible for allowance the amount of 25,000 Baht at each Meeting, save for independent directors assuming Chairman of the sub-committee are eligible for allowance the amount of 30,000 Baht at each Meeting.

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Agendum 6. *Appointing the Company's Auditors and Designation of Auditing Fee for the year 2004.*
Board's Opinion *: by virtue of resolution of the Audit Committee, recommends to appoint the Company's auditors and to designate Auditing Fee of the year 2004 as follows;*

1. Mr. Prasan Chuapanich	*CPA No.3051*
2. Miss Nangnoi Chareonthaveesub	*CPA No.3044*
3. Mrs. Suwannee Bhuripanyo	*CPA No.3371*
4. Mr. Prasit Yuengsrikul	*CPA No.4174*

From PricewaterhouseCoopers ABAS Co., Ltd. to be the Company's auditors for the year 2004 whereby any one being authorized to conduct the audit and express the opinion on the financial statements of the Company provided, in the absence of the above – named auditors, PricewaterhouseCoopers ABAS Co., Ltd. is authorized to identify one other CPA of PricewaterhouseCoopers ABAS Co., Ltd. to carry out the work and resolved to designate Auditing Fee of the year 2004 not excess the limited amount of 3,650,000 Baht.

Agendum 7. *Approval for the appropriation of net profit for Dividends Payment of the year 2003.*
Board's Opinion *: recommends to appropriate net profit for Dividends Payment of the year 2003 at the rate of 4.10 Baht per share to shareholders. The Company has proceeded to pay out the interim dividends payment during the first half of the year at the rate of 2 Baht per share being the amount of 5,869 million Baht, thus the dividends for the second half of the year remain to be disbursed at the rate of 2.10 Baht per share. The registration book of the Company will be closed for designating shareholders who are entitled to obtain the dividends at 12.00 noon of April 5, 2004. The date of Dividends Payment is fixed on May 20, 2004.*

Agendum 8. *To consider approval for issuing and offering for sale of warrants of the ESOP Program, Grant III the limited amount of 8,999,500 units.*
Board's Opinion *: recommends to approve the issuance and offering for sale of warrants of the ESOP Program, Grant III the limited amount of 8,999,500 units as per details of the ESOP Program, Grant III as attached herewith. (Attachment 4) Provided, the Executive Committee or person(s) authorized by the Board of Directors shall have the authority to determine other related provisions pertaining to the issuance of the warrants, including obtaining approval from the relevant authorities and performing any other necessary actions relating to the issuance and offering of the warrants. The said issuance and offering for sale of warrants resolution shall be adopted by an affirmative vote of no less than three quarter of the entitled shareholders attended the Meeting and shall also be no shareholders representing an aggregate amount of shares exceeding 10 per cent of the entitled shareholders attended the Meeting concurrently voted against.*

Agendum 9. *To consider approval for the allotment of Company's ordinary shares the amount of 8,999,500 shares at par value of One Baht per share being reserved for rights exercising pursuant to the ESOP Program, Grant III.*
Board's Opinion *: recommends to approve the allotment of Company's ordinary shares the amount of 8,999,500 shares at par value of One Baht per share out of the authorized unissued shares the amount of 2,042,532,800 shares being reserved for rights exercising pursuant to the ESOP Program, Grant III as per details as attached herewith (Attachment 5). Provided, The Executive Committee or person(s) authorized by the Board of Directors shall have the authority to determine other related provision pertaining to the allotment of Company's ordinary shares, included the performing of necessary actions relating to the said allotment and listing the newly issued shares as securities to the Stocks Exchange of Thailand.*

Agendum10. *To consider approval for the allotment of warrants of the ESOP Program, Grant III to Directors and, Employees of the Company who are individually entiltled for exceeding five per cent of the total allocated warrants of this allotment identified by name as follows;*

Director/ Employee	*No. of Allocated Warrants*	*percentage (of the Program)*
1. Mr. Somprasong Boonyachai	*914,300 units*	*10.16*

Director and Chairman of the Executive Committee – Wireless Telecommunications Business
Numbers of attending or absence of the Board of Directors Meeting of the Company during the last 12 months. Number of all Board of Directors Meeting 5 : Attended 5 : Absence - :

2. Mrs. Suwimol Kaewkoon	*676,000 units*	*7.51*

Chief Customer Champion & Terminal Business Officer

3. Miss Yingluck Shinawatra	*676,000 units*	*7.51*

President to Wireless Telecommunications Business and Director of the Company's subsidiary
Director of Advanced DataNetwork Communication Co., Ltd.
Numbers of attending or absence as member of the Board of Directors Meeting of the Company's subsidiary during the last 12 months. Number of all Board of Directors Meeting 3 : Attended 2 : Absence 1 :

4. Mr. Vikrom Sripirataks	*606,400 units*	*6.74*

Chief Technology Officer, Director and President of Digital Phone Co., Ltd
Numbers of attending or absence as member of the Board of Directors Meeting of the Company's subsidiary during the last 12 months. Number of all Board of Directors Meeting 4 : Attended 4 : Absence - :

5. Mr. Krisanan Ngamphatipong	*537,000 units*	*5.97*
Executive Vice President, Marketing		
6. Mrs. Apattra Sringkarringkul	*487,100 units*	*5.41*
Executive Vice President, Information Technology Support		

Board and Remuneration Committee's Opinion *: recommends to approve the allotment of warrants to subscribe the Company's ordinary shares to Directors and Employees who are entitled for exceeding five per cent of the total allocated warrants of this allotment of those six individuals that appropriately deserve for such allotment and certainly meet with the outstanding qualification of their knowledges and skills, competencies and unique experiences as well as significant scope of responsibilities resulting several acceptable and potential performances perpetually including their royalties, integrities and reliabilities contributed to the Company's advantages always. Having considered it an appropriate award being encouraged for those Directors and Employees to perform their effective and qualitative duties of the Company's prosperity onward as per details and Remmuneration Committee's opinion as attached herewith. (Attachment 6) Provided, the allotment of exceeding five per cent of the total allocated warrants of this allotment to those six individuals resolution shall be separately adopted by an affirmative vote of no less than three quarter of the entitled shareholders attended the Meeting of each individual and shall also be no shareholders representing an aggregate amount of shares exceeding five per cent of the entitled shareholders attended the Meeting concurrently voted against.*

Agendum 11. *To consider approval for allocating the additional ordinary shares reserve for exercising the right in pursuance with the ESOP Program Grant I and Grant II due to conforming with terms and conditions of the Prospectus regarding the adjustment of right.*

Board's Opinion *: recommends to approve the allocation of the additional ordinary shares reserve for exercising the right of Grant I the amount of 78,260 shares and Grant II the amount of 47,331 shares being the total amount of 125,591 shares as per details as attached herewith (Attachment 5)*

Agendum 12. *Other matters (if any).*

For the purpose of this Meeting, the shares registration book of the Company shall be closed as from 12.00 noon of April 5, 2004 until the 2004 Annual General Meeting of Shareholders is adjourned.

Please be informed and kindly attend the Meeting at day, time and venue as specified above. Shareholders who do not expect to be present personally are requested to execute an enclosed proxy instrument on which the bar code is properly affixed in order for your convenient to register the meeting attendant.

Yours sincerely,

Mr. Somprasong Boonyachai
Director
Advanced Info Service Public Company Limited

AIS

Attachment 1

Minutes of the 2003 Annual General Meeting of Shareholders of Advanced Info Service Public Company Limited Held on April 29, 2003 at 10.00 a.m. At the Auditorium, 19th Floor Shinawatra Tower I 414 Phahonyothin, Samsen Nai, Phayathai, Bangkok.

There were 301 shareholders and proxies attended the Meeting, accounted for 2,356,409,740 shares out of the total 2,932,836,800 shares or 80.28 per cent of the total shares. Constituting the quorum by having Dr. Paiboon Limpaphayom Ph.D., Chairman of the Board of Directors presided as Chairman of the Meeting, Mr.Somprasong Boonyachai, Mr. Boonklee Plangsiri, Mr. Lum Hon Fye, Mr. Arun Churdboonchart and Mr. Boonchoo Direksathapon Directors attended the Meeting including Mr. Prasan Chuaphanich, the Company's Auditors and Mr. Vivat Songsasen Company Secretary undertaking the Minutes recorder.

The Chairman announced that this 2003 Annual General Meeting of Shareholders was convened pursuant to due Notice of which was the resolution of the Board of Directors No. 2/2003 dated February 25, 2003 and the registration book was closed for designating shareholders' right to vote as from 12.00 noon of April 9, 2003, then declared that the quorum was now present, conformed with the provisions of the Articles of Association and competent to transact the business for which it was convened. In pursuance with SET's regulations, the Chairman further informed that there were no shareholders who had at this Meeting the conflicts of interest regarding the acquisition and/or disposal of the Company's assets or any related transaction which is prohibited to vote for. The Meeting was then proceeded subject to the following agenda.

1. Matters to be Informed.

- None -

2. **Approval for Minutes of the Extraordinary General Meeting of Shareholders No. 2/2002 dated October 7, 2002.**

The Chairman proposed the Meeting to consider approval for Minutes of the Extraordinary General Meeting of Shareholders No. 2/2002 dated October 7, 2002 the copies of which were enclosed to the Notice letter.

After consideration, the Meeting separately with the number of affirmative vote of the entitled shareholders and proxies attended the Meeting the amount of 2,352,291,640 or equivalent to 99.82 per cent resolved to approve the Minutes of the Extraordinary General Meeting of Shareholders No. 2/2002 dated October 7, 2002 as the Chairman proposed in all respects where the rest amount of 304,000 shares voted against and the amount of 3,814,100 shares abstained from voting.

3. **Approval for Directors' Report of the Year 2002.**

The Chairman on behalf of the Board of Directors reported that in year 2002 a number of important events helped reshape Thailand's mobile phone industry: the launch of a new service from new mobile phone operators, the declaration to unlock IMEI (International Mobile Equipment Identification) and the onset of heavy competition amongst handset distributors. All of which necessitated swift responses throughout the mobile phone sector. For Advanced Info Service Public Company Limited, satisfactory growth was achieved, as was its target to expand the customer base of all its major mobile phone brands including GSM advance, One-2-Call! And GSM 1800, both prepaid and postpaid. From January to December 2002, our subscriber base reached 10,662,500 in number, an increase from 2001 of 5,459,200 and representing an impressive growth rate of 105%. This was due primarily to AIS' commitment to providing high service quality at all levels, instilling confidence among customers and shareholders, and embracing the values of a Thai corporation. AIS recognizes the important role it has to play in strengthening Thai society and contributing to the development of the Kingdom accordingly.

REVENUE AND NET PROFIT

With reference to efficient management focused on all AIS staffs to strive hard to achieve service quality, network efficiency and the development of technology and human resources, which were well able to respond to the individual demands of customers. Revenue in 2002 amounted to Baht 81,366 million, an increase of Baht 20,696 or 34.1% from Baht 60,670 million in 2001. Net profit for 2002 amounted to Baht 11,430 million, an increase of Baht 7,579 million or 196.8% from Baht 3,851 million in 2001.

CREATION OF QUALITY WORK TO DELIVER CUSTOMER SATISFACTION

In 2002, AIS focused on creating quality services that would respond effectively to the constantly evolving demands of its customers. AIS introduced and developed a broad range of integrated services comprising:

- **Network** AIS focused on Network Quality maintained by specialist engineering taskforces. AIS defined network quality in terms of user perspective, which comprised three aspects: 1. Service area coverage (Coverage) 2. Ability to access the network (Accessibility) 3. Reliability of the network (Reliability). These enabled customers to access our service and enjoy the widest possible coverage, clear voice quality and consistent connectivity.

- **Technology** AIS developed an improved service operating system under the "C-Care" project. This involved the development and enhancement of the hardware and software utilized in every functional area of AIS, which empowered AIS to not only focus on providing a convenient and fast service, but also on providing new types of services essential to meeting customers' individual requirements. The project took its important step with the launch of C-Care Release 1 in September 2002 and focused on technological applications for the provision of value-added services and a broader variety of communication modes. Service demands vary considerably among our customers groups, often depending on their own particular lifestyles. Keenly aware of

this, AIS launched a wide array of innovative Non Voice services. These included MMS (a graphic and voice data transmission service) and additional value added services for One-2-Call! Products, in order to respond more effectively to a greater variety of uses, such as International Roaming.

- **Service** AIS set up Regional Operation Offices to comprehensively and promptly meet customers' needs. Employing local people who possess an insight into the behavior and life styles of local service users, the Company believes that all five Regional Operation Offices will be able to deliver a service that creates the highest levels of satisfaction amongst customers nationwide.

- **Human Resources** AIS organized events namely "People Excellence" with the objective of empowering employees with three fundamental concepts: Self, Team and Organization in order to nurture self-development, teamwork and encourage the application of knowledge to the formulation of direction and policy of the organization. Good results from employees are that AIS is able to create a service increasingly responsive to customers' demands and needs.

MARKET DIRECTION OF THE MOBILE PHONE BUSINESS AND COMPETITION

The mobile phone market reached new heights in 2002. This evidenced by an increase in the number of combine subscriber bases across every network, from 5-6 million to 16-17 million within one year; of which 10.7 million was occupied by AIS and the rest was occupied by the other collective remainders of mobile phone operators. The major driving force behind the dramatic expansion in the mobile phone market was the liberalization of handsets (IMEI unlocking), which took place in the second quarter of the year. This turned a new chapter in the Thai telecommunications industry as it allowed all handsets registered in the GSM network to freely access the services of other networks. This triggered severe competition in the market, especially in the price-awareness segment following the separation of handset and SIM card package distribution. The usage rate of prepaid products, such as

One-2-Call! by AIS or other operators reflected their enormous popularity and contributed to a larger user base than that of postpaid products. At present, prepaid customers exceed more than 10 million in number.

CONCESSION CONVERSION AND LIBERALIZATION OF THE TELECOMMUNICATION INDUSTRY

In 2002, the Government established the Ministry of Information and Communication Technology or ICT. This has placed great importance on the conversion of telecommunication concessions, a key factor in successfully introducing Liberalization of Telecom Services Industry. The framework for concession conversion recently proposed by the National Economic and Social Advisor Council evolved as a third alternative to two earlier proposals put forward by the Thai Development and Research Institute (TDRI) and Intellectual Property Institute of Chulalongkorn University.

ICT is confident that an agreement will be reached that meets the needs of all parties involved. The Company abides by the principles of liberalized and fair competition and believes that it is well placed to operate within the competitive, business arena.

The Company wishes to take this opportunity of thanking shareholders, customers, staff and its business partners for contributing to the Company's ongoing growth and continuing successful performance. The Company is a dynamic organization striving for continuous improvement at all levels. Grounded in clear-sighted policies and strategy, good corporate governance and an emphasis on service quality and customer satisfaction, the Company is confident that it will continue to lead the telecom service industry well into the future.

After consideration, the Meeting separately with the number of affirmative vote of the entitled shareholders and proxies attended the Meeting the amount of 2,352,576,940 shares or equivalent to 99.83 per cent resolved to approve the Directors' Report of the year 2002 as the Chairman reported in all respects where the rest amount of 3,832,800 shares abstained from voting.

4. **Approval for Balance Sheets, Profit and Loss Statements and Cashflow Statements of the year 2002 ended December 31, 2002.**

The Chairman proposed the Meeting to consider approval for Company's Balance Sheets, Profit and Loss Statements and Cashflow Statements of the year 2002 ended December 31, 2002 with auditors' report which had been reviewed and approved by the Audit Committee and the Board of Directors respectively the copies of which were attached to the Notice letter.

After consideration, the Meeting separately with the number of affirmative vote of the entitled shareholders and proxies attended the Meeting the amount of 2,352,576,940 shares or equivalent to 99.83 per cent resolved to approve the said Balance Sheets, Profit and Loss Statements and Cashflow Statements of the year 2002 ended December 31, 2002 as proposed in all respects and instructed to publish the said Balance Sheets in newspaper accordingly where the rest amount of 3,832,800 shares abstained from voting.

5. **Election of Directors in place of Directors retired by rotation and Designation of Authorized Directors and Directors' Remuneration of the year 2003.**

The Chairman stated to the Meeting that, according to the Company's Articles of Association, one-third of the Board of Directors shall be retired by rotation at each Annual General Meeting of Shareholders provided those retired directors be eligible for re-election. For this Meeting, three directors were to be retired by rotation namely; Mr. Boonklee Plangsiri, Mr. Somprasong Boonyachai and Mr. Arun Churdboonchart thus proposed the Meeting to consider approval for election of directors in place of those who retired by rotation and to designate Authorized Directors and directors' remuneration of the year 2003 respectively.

Firstly, by the resolution of the Nominated Committee and the Board of Directors approved to re-elect those retired directors namely, Mr. Boonklee Plangsiri, Mr. Somprasong Boonyachai and Mr. Arun Churdboonchart, as new Directors the details of them in respect of their qualification and professional experience were provided in the

Attachment 3 and to designate authorized directors viz; "Mr. Boonklee Plangsiri, Mr. Somprasong Boonyachai and Mrs. Siripen Sitasuwan, two out of these three directors collectively sign with the Company's seal affixed".

Secondly , for directors' remuneration of the year 2003, by virtue of resolution of the Remuneration Committee and the Board of Directors approved the amount of not excess 8,000,000 Baht limited comprising of salary, bonus, fringe benefits, providend fund and allowance. Provided, TOT Corporation Public Co., Ltd. representative director and independent directors in the Board of Directors and also independent directors who are appointed to other sub-committee of the Company are eligible for allowance the amount of 20,000 Baht at each Meeting, save for independent directors assuming Chairman of the sub-committee are eligible for allowance the amount of 25,000 Baht at each Meeting. Thus the Chairman proposed the Meeting to consider approval.

After consideration, the Meeting separately with the number of affirmative vote of the entitled shareholders and proxies attended the Meeting the amount of 2,346,151,640 shares or equivalent to 99.56 per cent resolved to re-elect those three retired directors namely; Mr. Boonklee Plangsiri, Mr. Somprasong Boonyachai and Mr. Arun Churdboonchart as new Directors of the Company and resolved that the Authorized Directors will be viz; "Mr. Boonklee Plangsiri, Mr. Somprasong Boonyachai and Mrs. Siripen Sitasuwan two out of these three directors collectively sign with the Company's seal affixed" and also resolved that Directors' remuneration of the year 2003 will be designated viz; not excess the amount of 8,000,000 Baht limited where the rest amount of 10,258,100 shares abstained from voting.

6. **Appointing the Company's Auditors and Designation of Auditing Fee of the year 2003.**

The Chairman stated to the Meeting that in compliance with the Company's Articles of Association the Annual General Meeting of Shareholders shall determine to appoint the Company's Auditors and to designate auditing fee of the year 2003, the Chairman thus proposed the Meeting to consider appointing the Company's auditors namely as

follows; Mr. Prasan Chuaphanich, CPA No. 3051, Miss Nangnoi Charoenthaveesub, CPA No. 3044, Mrs. Suwannee Bhuripanyo, CPA No. 3371 and Mr. Prasit Yuengsrikul, CPA No. 4174 from PricewaterhouseCoopers ABAS Ltd and to consider approval for designating auditing fee of the year 2003.

After consideration, the Meeting separately with the number of affirmative vote of the entitled shareholders and proxies attended the Meeting the amount of 2,352,595,640 shares or equivalent to 99.83 per cent resolved to elect Mr. Prasan Chuapanich CPA License No. 3051, Miss Nangnoi Chareonthaveesub CPA License No. 3044, Mrs. Suwannee Bhuripanyo, CPA No. 3371 and Mr. Prasit Yuengsrikul, CPA No. 4174 from PricewaterhouseCoopers ABAS Company Limited to be the Company's auditors for the year 2003 whereby any one being authorized to conduct the audit and express the opinion on the financial statements of the Company, provided, in the absence of the above named auditors, PricewaterhouseCoopers ABAS Ltd. is authorized to identify one other CPA to carry out the work and resolved to designate auditing fee of the year 2003 not excess the limited amount of 6,740,000 Baht as the Chairman proposed in all respects where the rest amount of 3,814,100 shares abstained from voting.

7. **Approval for the appropriation of Net Profit for Dividends of the year 2002.**

The Chairman stated to the Meeting that according to the operation results as aforementioned, the Management seem appropriated to allocate the net profit for the Annual Dividends Payment of the year 2002 at the rate of 1.55 Baht (One Baht Fifty Five Stangs) calculated from the total number of 2,935,000,000 authorized issued shares being the total amount of 4,549.25 Million Baht. Whereby, the Company's registration book was closed to designate the right of shareholders who are entitled for Dividends Payment as from 12.00 noon of April 9, 2003 the date of Dividends Payment was fixed within May 23, 2003. The Chairman thus proposed the Meeting to consider approval.

After consideration, the Meeting separately with the number of affirmative vote of the entitled shareholders and proxies attended the Meeting the amount of 2,352,595,640 shares or equivalent to 99.83 per cent resolved to approve the appropriation of net profit for the

Dividends Payment of the year 2002 as the Chairman proposed in all respects where the rest amount of 3,814,100 shares abstained from voting.

8. **Approval for the issuance and offering for sale of warrants of ESOP Grant 2 the amount of 8,467,200 units.**

The Chairman stated the Meeting that the objectives and details of the ESOP Grant 2 is to compensate and motivate the directors, employees and advisors to perform their duties at the best advantages. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company. The overall program consists of 5 plans during a period of 5 years. The Company will issue and offer warrants to directors, employees, and advisors of the Company once a year, for 5 consecutive years. The term of warrants issued each year will not exceed 5 years from the issuance date, while other details of warrants will be similar for all five issuance. The amount of warrants first issued and offered in the year 2002 being 14,000,000 units, implying that 14,000,000 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.48 per cent of the paid-up capital of the Company. The amount of warrants second issued and offered in this year 2003 is 8,467,200 units, implying that 8,467,200 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.29 per cent of the total paid-up capital of the Company. Total amount of ordinary shares reserved for the exercise of warrants under the ESOP Program, Grant 1 and 2 is equivalent to 0.77 per cent of the total paid-up capital of the Company, provided the Executive Committee or persons entrusted by the Board of Directors have authority to consider and determine other details related to the said issuance including proceeding to acquire permission from related authorities and having authority to proceed any necessaries pertinent to the said issuance. The details of the ESOP Grant 2 had been duly reviewed and approved by the Remuneration Committee and the Board of Directors as per details as specified in the Attachment 4 conveyed along with the Notice Letter.

Provided, the issuance and offering for sale of the said warrants solution shall separately adopted by an affirmative vote of no less than three quarters of the entitled shareholders attended the Meeting of each individual and shall also be no shareholders representing an aggregate amount of shares exceeding ten per cent of the entitled shareholders attended the Meeting concurrently voted against.

After consideration, the Meeting separately with the number of affirmative vote of the entitled shareholders and proxies attended the Meeting the amount of 2,352,595,640 shares or equivalent to 99.83 per cent resolved to approve the issuance and offering for sale of warrants of ESOP Grant 2 the amount of 8,467,200 units as the Chairman proposed in all respects where the rest amount of 3,814,100 shares abstained from voting and non of disagree voted.

9. **Approval for allocating ordinary shares the amount of 8,467,200 shares at par value of 1 Baht per share to be reserved for exercising of right in pursuance with the warrants of the ESOP Grant 2.**

The Chairman informed the Meeting that in pursuance with the previous resolution approved in agendum 8 to allocate warrants of the ESOP project Grant 2 the amount of 8,467,200 units, the Meeting shall resolve to approve the allocation of ordinary shares the amount of 8,467,200 shares at par value of 1 Baht per share out of the total authorized unissued shares the amount of 2,042,532,800 shares at par value of 1 Baht per share to be reserved for the exercising of right of the ESOP Grant 2 accordingly as per details as provided in the Attachment 5 conveyed along with the Notice Letter.

Provided, other related details including all necessary and appropriated proceedings of such allocation or registration of the increased shares capital as securities with the Stock Exchange of Thailand shall be determined by the Executive Committee or the person designated by the Board of Directors. The Chairman thus proposed the Meeting to consider approval.

After consideration, the Meeting separately with the number of affirmative vote of the entitled shareholders and proxies attended the Meeting the amount of 2,352,595,640 shares or equivalent to 99.83 per cent resolved to approve the allocation of 8,467,200 ordinary shares at par value of 1 Baht per share to be reserved for exercising the right of ESOP Grant 2 as the Chairman proposed in all respects where the rest amount of 3,814,100 shares abstained from voting.

10. **Approval for allocating warrants of the ESOP Grant 2 to Directors and Employees who are entitled to acquire exceeding 5 per cent of the program.**

The Chairman informed the Meeting that the Board of Directors and the Remuneration Committee had approved the allotment of warrants to subscribe the Company's ordinary shares to four directors and employees, as per details as provided in the Notice Letter, who are entitled for exceeding five per cent of the total allocated warrants of this allotment of those individuals that appropriately deserve for such allotment and certainly meet with the outstanding qualification of their knowledges and skills, competencies and unique experiences as well as significant scope of responsibilities resulting several acceptable and potential performances perpetually including their royalties, integrities and reliabilities contribute to the Company's advantages always. Having considered it an appropriate award being encouraged for those Directors and Employees to perform their effective and qualitative duties of the Company's prosperity onward as per details as provided in the Attachment 6 already conveyed along with the Notice Letter to Shareholders.

Provided, the allotment of exceeding five per cent of the total allocated warrants of this allotment to those four individuals solution shall separately adopted by an affirmative vote of no less than three quarter of the entitled shareholders attended the Meeting of each individual and shall also be no shareholders representing an aggregate amount of shares exceeding five per cent of the entitled shareholders attended the Meeting concurrently voted against.

Directors and Employees who are entitled to be allocated for exceeding five per cent of the total allocated warrants are listed below.

1) **Mr. Somprasong Boonyachai** – Director and Chairman of the Executive Committee – Wireless Telecommunication
Number of allocated warrants : 609,400 units or equivalent to 7.20 per cent.
Number of attending or absence of the Board of Directors Meeting of the Company during the last 12 months. Number of all Board of Directors Meeting 8: Attended 7: Absence 1:

After consideration, the Meeting with the number of affirmative vote of the entitled shareholders and proxies attended the Meeting the amount of 2,352,595,640 or equivalent to 99.83 per cent resolved to approve Mr. Somprasong Boonyachai who are entitled to acquire exceeding five per cent of the program where the rest amount of 3,814,100 shares abstained from voting and non of disagree voted.

2) **Mrs. Suwimol Kaewkoon** – Director of Advanced Wireless Marketing Co., Ltd.
Number of allocated warrants : 786,000 units or equivalent to 9.28 per cent.
Number of attending or absence as member of the Board of Directors Meeting of the Company's subsidiaries during the last 12 months. Number of all Board of Directors Meeting 6: Attended 6: Absence -:

After consideration, the Meeting with the number of affirmative vote of the entitled shareholders and proxies attended the Meeting the amount of 2,352,595,640 or equivalent to 99.83 per cent resolved to approve Mrs. Suvimol Kaewkoon who are entitled to acquire exceeding five per cent of the program where the rest amount of 3,814,100 shares abstained from voting and non of disagree voted.

3) **Miss Yingluck Shinawatra** – President Wireless Telecommunication
Number of allocated warrants : 786,000 units or equivalent to 9.28 per cent.

As Director of Advanced Wireless Marketing Co., Ltd.
Number of attending or absence as member of the Board of Directors Meeting of the Company's subsidiaries during the last 12 months. Number of all Board of Directors Meeting 6: Attended 6: Absence -:

As Director of Advanced DataNetwork Communication Co., Ltd.
Number of attending or absence as member of the Board of Directors Meeting of the Company's subsidiaries during the last 12 months. Number of all Board of Directors Meeting 1: Attended 1: Absence -:

As Director of Advanced Contact Center Co., Ltd.
Number of attending or absence as member of the Board of Directors Meeting of the Company's subsidiaries during the last 12 months. Number of all Board of Directors Meeting 2: Attended 2: Absence -:

After consideration, the Meeting with the number of affirmative vote of the entitled shareholders and proxies attended the Meeting the amount of 2,352,595,640 or equivalent to 99.83 per cent resolved to approve Miss Yingluck Shinawatra who are entitled to acquire exceeding five per cent of the program where the rest amount of 3,814,100 shares abstained from voting and non of disagree voted.

4) **Mr. Vikrom Sriprataks** – Director and President of Digital Phone Co., Ltd.

Number of allocated warrants : 579,000 units or equivalent to 6.84 per cent.
Number of attending or absence as member of the Board of Directors Meeting of the Company's subsidiaries during the last 12 months. Number of all Board of Directors Meeting 1: Attended 1: Absence -:

After consideration, the Meeting with the number of affirmative vote of the entitled shareholders and proxies attended the Meeting the amount of 2,352,595,640 or equivalent to 99.83 per cent resolved to approve Mr. Vikrom Sriprataks who are entitled to acquire exceeding five per cent of the program where the rest amount of 3,814,100 shares abstained from voting and non of disagree voted.

11. Approval for amending the rights and conditions of the issuance and offering for sale of warrants of the ESOP Grant 1.

The Chairman informed the Meeting that in pursuance with the resolution of the Extraordinary Meeting of Shareholders No. 4/2001 which was held on December 19, 2001, the Board of Directors seemed appropriated to amend the conditions of exercising the rights in the ESOP Grant 1 in order for similarity with the rights and conditions of the ESOP Grant 2 in the event directors, employees and advisors of the Company resign from the Company due to the Company's order of transfer, die or become missing and infirmity. It shall be retroactive effect as from March 27, 2002 which was the date of issuance and offering for sale of warrants of the ESOP Grant 1 as per details as provide in Attachment 7 conveyed along with the Notice Letter, thus proposed the Meeting to consider approval.

After consideration, the Meeting separately with the number of affirmative vote of the entitled shareholders and proxies attended the Meeting the amount of 2,346,151,640 shares or equivalent to 99.56 per cent resolved to approve the amendment of the rights and conditions of the issuance and offering for sale of warrants of the ESOP Grant 1 as the Chairman proposed in all respects where the rest amount of 6,444,000 shares voted against and the amount of 3,814,100 shares abstained from voting.

12. Other Matters (if any).

There were no further matters to come before the Meeting, the Chairman then thanked to all attendees and declared the Meeting adjourned.

The Meeting was adjourned at 10.55 a.m.

Signed ____________________ Chairman of the Meeting
(Dr.Paiboon Limpaphayom Ph.D.)

Signed ____________________ Secretary of the Meeting
(Mr. Vivat Songsasen)

Attachment 3

Preliminary info of retired directors being proposed for re-election

1. Mrs. Tasanee Manorot		Age 59	
Shareholding	:	- none -	
Highest Education	:	Bachelor Degree in commerce and Accountancy, Chulalongkorn University Director Certification Program (DCP # 32), Thai Institute of Directors Association (IOD)	
Title	:	Director	
Work Experienced	:	2002 – Present	Senior Executive Vice President, TOT Corporation Plc.
		2001 – Present	Director, Advanced Info Service Plc.
		2000 – 2002	Senior Executive Vice President, Telephone Organization of Thailand
		1999 – 2000	Executive Vice President, Telephone Organization of Thailand
		1996 – 1999	Vice President of Finance Department, Telephone Organization of Thailand

2. Mr. Suphadej Poonpipat		Age 54	
Shareholding	:	- none -	
Highest Education	:	Master Degree, University of Wisconsin, USA.	
Title	:	Director and Chairman of the Audit Committee	
Work Experienced	:	1998 – Present	Director and Chairman of the Audit Committee, Advanced Info Service Plc.
		1990 – Present	President and Chief Executive Officer, National Finance Plc.

3. Mr. Boonchoo Direksathapon Age 58

Shareholding	:	- none -	
Highest Education	:	B.A. (Accounting), (2nd Class Honor), Chulalongkorn University Fellow Member of The Institute of Chartered Accountant in England and Wales Diploma, National Defense College Diploma, Fellow Member, Thai Institute of Director Director Certification Program (DCP # 14), Thai Institute of Directors Association (IOD)	
Title	:	Director and Member of the Audit Committee	
Work Experienced	:	Present	Director & Member of Audit Committee, Advanced Info Service Plc. Director & Managing Director, Ratchaburi Electricity Generating Holding Plc. Director, Ratchaburi Electricity Generating Company Limited Director, Ratchaburi Energy Company Limited Director, Tri Energy Company Limited Director, SCB Asset Management Company Limited Acting Chief Finance Officer, Electricity Generating Authority of Thailand
		1999-2000	Deputy Governor – Account and Finance and Acting Deputy Governor – Administration, Electricity Generating Authority of Thailand
		1997-1999	Deputy Governor – Account and Finance, Electricity Generating Authority of Thailand

Attachment 4

(Translation)

Advanced Info Service Public Company Limited

Details of the program regarding the issuance and offering of warrants to purchase ordinary shares to directors and employees of the Company (Employee Stock Option Plan - ESOP) Grant III

1. Objectives and necessities of offering securities to directors and employees of the Company

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

The overall program consists of 5 plans during a period of 5 years. The Company will issue and offer warrants to directors and employees of the Company once a year, for 5 consecutive years. The terms of warrants issued each year will not exceed 5 years from the date of issuance, while other details of warrants will be similar for all five issuance. The warrant issuance and allocation each year are subject to approvals of the Board of Directors and Shareholders' meetings.

Grant I: The amount of warrants issued and offered in 2002 being 14,000,000 units, implying that 14,000,000 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.48 Percent of the paid-up capital of the Company.

Grant II: The amount of warrants to be issued and offered in 2003 is 8,467,200 units, implying that 8,467,200ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.29 Percent of the total paid-up capital of the Company.

The amount of warrants to be issued and offered in this year 2004 is 8,999,500 units, implying that 8,999,500 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.31 Percent of the total paid-up capital of the Company. Total amount of ordinary shares reserved for the exercise of warrants under the ESOP Grant I, II, and III are equivalent to 1.07 Percent of the total paid-up capital of the Company. Details of warrants particular to ESOP Grant III as set out below will be proposed to the shareholders' meeting. Meanwhile, the Company expects to use the proceeds from the exercise of rights pursuant to warrants as working capital.

2. Preliminary Details of Warrants in the Second Year Program

Type of Warrants	Warrants to purchase the Company's ordinary shares, in registered form and non-transferable unless by hereditary or beneficiary transfer as specified in Clause 3.4.3 (hereinafter referred to as **"warrant"**)
Total Number of Warrants to be Offered	8,999,500 units
Offering Price per Unit	Baht 0 (zero Baht)
Offering Period	The offering shall be completed within one year from the date on which the program is approved by the SEC.
Terms	Not exceeding 5 years from the issue and offer date.
Reserved Shares	8,999,500 shares (at the par value of Baht 1), or 0.31 of the total paid-up shares.
Warrant Allocation Method	Allocation of warrants to the Company's directors and employees and not offering through the intermediary.
Exercise Ratio	One warrant per one ordinary share

Exercise Price	The weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting.
Issuing and Offering Date	The Company's Executive Committee will determine the date of issuing and offering of warrants
Exercise Period	The Company's directors and employees could exercise the rights of the warrants to purchase the Company's ordinary shares as shown in the following details:

First Year — Directors and employees are entitled to exercise one-third of their allocated warrants to purchase ordinary shares one year after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable in the next of exercise right.

Second Year — Directors and employees are entitled to exercise one-third of their allocated warrants to purchase ordinary shares two years after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable in the next exercise of right.

Third Year — Directors and employees are entitled to exercise the remaining of their allocated warrants to purchase ordinary shares three years after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of right.

Rights and Interests Other than those Normal Rights and Interests from Ordinary Shares	-None-

3. Other Principle and Conditions for Exercise of Warrants

3.1 Exercise Period of Warrants A holder of the warrant certificate who wishes to exercise their rights to purchase ordinary shares of the Company is required to submit an exercise notice with the Company between 9.00 a.m. and 4.00 p.m. within five business days prior to each exercise date, except for the last exercise period the exercise notice must be submitted during 15 days prior to period of the Last Exercise Period.

Ordinary shares purchased in every exercise of warrants will be in whole number of a trading unit on the main board of the Stock Exchange of Thailand, except for the exercise of rights for the last exercise period.

3.2 Exercise Date and Time: Between 9.00 a.m. and 4.00 p.m. of the last business day of every month, **("Exercise Date")** except for the last exercise period the exercise date will be during five business days prior to the expired date.

3.3 Qualifications of Directors and Employees Eligible for Warrant Allocation

3.3.1 Any director or employee of the Company with a minimum of one year of service, and not an employee who is sent from a joint venture on a temporary term-basis operation;

3.3.2 Any selected director or employee who is beneficial to the Company (as the case may be);

3.3.3 In the case of any exception not pursuant to Clauses 3.3.1 and 3.3.2, it will be proposed to the meeting of Executive Committee for special consideration; and

3.3.4 The number of warrants as determined by the Company allocated to the respective directors and/or employees of the Company will not necessarily be in the same amount, but will be varied based on the position, work experience, years of service, performance and potential, as well as benefits providing to the Company.

3.4 Warrant Allocation Obligations between the Company and Directors and Employees of the Company

3.4.1 If any director of the Company vacate of office or any employee retire from the Company pursuant to the Company's work rules, prior to exercising the rights under the warrants, such vacated directors or retired employee are entitled to exercise their warrants until the term of warrants.

3.4.2 If any director or employee resign from the Company due to the Company's order of transfer, such director or employee are entitled to exercise their warrants until the term of warrants.

3.4.3 If any director or employee is no longer a director or employee of the Company by reason of decease, disappearance, infirmity, or incompetent, such warrants shall then pass on to the person named as executor or beneficiary of the deceased, disappeared, infirm, or incompetent director or employee, as the case may be. That person will be entitled to exercise those warrants to purchase ordinary shares of the Company until the term of warrants.

3.4.4 If any director resign from the Company prior to expiration of the term of office or any employee resign from the Company for any reason other than as specified in Clauses 3.4.1, 3.4.2, or 3.4.3 above, such director and employee shall be entitled to exercise their warrants to purchase ordinary shares of the Company only the allowed portion within three months after such director and employee resigned from their offices. Alternatively, the executive committee is entitled to determine in the appropriate respect.

Remaining warrants which any director or employee is unable to exercise for any of the reasons as stipulated in Clause 3.4.4 shall be submitted to the Company for cancellation.

3.5 In Case of Un-Exercise of Warrants If directors or employees of the Company do not exercise all or some of warrants and terms of warrants are expired, it is deemed that the directors or employees waive their rights on such un-exercised warrants. In this respect, such directors or employees shall not be entitled to claim any compensation from the Company.

3.6 Assistance from the Company in Respect of Sources of Funds for Directors and Employees

-None-

3.7 Right Adjustment The Company may reserve additional common shares if the circumstances stipulated in the notification of the Securities and Exchange Commission, relating to the offer for sale of warrants to purchase common shares, occur and cause the adjustment of the rights pursuant to warrants.

In the case of the rights adjustment of the ESOP that required more additional shares than the reserved shares, the company shall seek for approval from shareholders, in the next shareholder meeting. Should the warrants expire sooner than the next shareholder meeting, the company shall bring the matter to the shareholder meeting as soon as possible.

4. Effects upon Shareholders from Issuance of Warrants and Offer for Sale to Directors and Employees of the Company on this Occasion

4.1 Effects upon Price Dilution due to the Exercise of Rights to Purchase Shares by Directors and Employees

The exercise price is determined as the weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of shareholders' meeting, which closes to the market price, the issuance and offering of warrants will not create any effect upon price dilution.

However, effects upon price dilution due to the exercise of rights to purchase shares by directors and employees will be subject to the market price of the Company's shares on the day that new shares from the exercise of rights by directors and employees start trading in the Stock Exchange of Thailand.

4.2 Effects upon Existing Shareholders due to Reduced Ownership Ratio or Control Dilution in case Warrants are Exercised by All Directors and Employees as Calculated from the Presently Paid-up Capital:

Number of the total issued shares	=	2939,173,381 shares (at a par value of Baht 1 each)
Number of all shares from warrant exercise	=	8,999,500 shares (at a par value of Baht 1 each)
Total number of shares after exercise of right	=	2948,172,881 shares (at a par value of Baht 1 each)
Ratio of the existing shareholders after	=	99.69 exercise of warrants

4.3 The Amount of Reserved Shares for Exercise of Warrants Allocated to Directors and Employees at the Rate not Exceeding 5 of the Total Issued Shares on the Date of Applying for Approval of the Office

Number of the total issued shares	=	2939,173,381shares (at a par value of Baht 1 each)
Number of reserved shares for the exercise of warrant shares to be allocated to directors and employees	=	8,999,500 shares (at a par value of Baht 1 each)
Ratio of reserved shares to total issued shares	=	0.31 of the total issued shares

4.4 The List of All Directors (of the Company and its subsidiaries) to Be Allocated Warrants and Employees who are eligible to be allocated Warrants at the Rate Exceeding 5 of Warrant To Be Issued and Offered

Name	Number of Allocated Warrants (Unit)	Percent of Total Allocated Warrants
1. Mr. Somprasong Boonyachai Director and Chairman of the Executive Committee - Wireless Communications	914,300	10.16
2. Mrs.Suwimol Kaewkoon Chief Customer Champion & Terminal Business Officer	676,000	7.51
3. Ms. Yingluck Shinawatra President - Wireless Communications	676,000	7.51
4. Mr. Vikrom Sriprataks Chief Technology Officer	606,400	6.74
5. Mr.Kittsanan Ngamphathipong Executive Vice President - Marketing	537,000	5.97
6. Mrs. Arpattra Sringkarrinkul Executive Vice President - Information System Support and Director of Subsidiary	487,100	5.41
7. Mr. Suthichai Cheunchoosil Assistant Vice President – Enterprise Business and Director of Subsidiary	90,800	1.01

<u>Note</u>: The amount of warrants to be issued and offered will be 8,999,500 units.

4.5 Ordinary shares issued under the warrants exercised shall have the same rights and status as ordinary shares previously issued by the company in all respects.

5. <u>Description and Conditions of Warrants</u>

Warrants issued and offered to directors and employees of the Company shall be subject to rules and conditions pursuant to the Securities and Exchange Commission Notification No. GorJor. 36/2544 Re: Offering of Newly Issued Securities to Directors or Employees dated October 19, 2001

Warrant holders are liable to pay taxes and duties pursuant to the Revenue Code and relevant laws in exercising their rights to purchase ordinary shares.

After the Last Exercise Period, remaining warrants shall be deemed invalid and cannot be further exercised in any case.

6. <u>Rights of Shareholders in Opposition of Offering for Sales of Warrants to Directors or Employees pursuant to Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001</u>

Pursuant to Clause 14 of the Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001, the issuance and offering of warrants to directors or employees shall to be approved by the Shareholders' Meeting with votes of not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 10 of all votes of shareholders attending the meeting.

In case of issuance and offering warrants to any director or employee at the rate exceeding five of all warrants offered pursuant to Clause 15 (2) of the Notification of the SEC above, the Shareholders' Meeting will consider the offer for sale with approval on an individual basis and the resolution must have not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 5 of all votes of shareholders attending the meeting.

7. List of Directors and Employees Eligible to be Allocated Warrants at the Rate Exceeding Five of All Warrants

Name	Position	Number of Allocated Warrants (Unit)	Percent of Total Allocated Warrants
7.1 Mr. Somprasong Boonyachai	Director and Chairman of the Executive Committee - Wireless Communications	914,300	10.16
The number of times attending the meetings and not attending the meetings of the director during the past year Advanced Info Service Public Company Limited *No. of meetings 5 times Attending 5 times Not attending - times*			
7.2 Mrs.Suwimol Kaewkoon	Chief Customer Champion & Terminal Business Officer	676,000	7.51
7.3 Ms. Yingluck Shinawatra	President - Wireless Communications	676,000	7.51
The number of times attending the meetings and not attending the meetings of the director during the past year Advanced Datanetwork Communication Company Limited *No. of meetings 3 times Attending 2 times Not attending 1 times*			
7.4 Mr. Vikrom Sriprataks	Chief Technology Officer	606,400	6.74
The number of times attending the meetings and not attending the meetings of the director during the past year Digital Phone Company Limited *No. of meetings 4 times Attending 4 times Not attending - times*			
7.5 Mr.Kittsanan Ngamphathipong	Executive Vice President - Marketing	537,000	5.97
7.6 Mrs. Arpattra Sringkarrinkul	Executive Vice President - Information System Support	487,100	5.41

Opinion of the Board of Directors and the Remuneration Committee
Detail of Opinion of the Remuneration Committee for ESOP program as presented in the attachment 6.

The total amount of warrants to be issued and offered will be 4,400,100 units. Furthermore, the exercise price will be determined as the weighted average closing price of the Company's shares traded in the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting. Such persons mentioned in Clause 7.1 - 7.6 will not receive cash benefits when calculated from the difference between the offer price (including the exercise price) and the market price.

(Translation) **Attachment 5**

Advanced Info Service Public Company Limited

Details of the allotment of ordinary shares being reserved for rights exercising pursuant to ESOP Program, Grant III and the details of allocating the additional ordinary shares reserve for exercising the right in pursuance with the ESOP Program Grant I and Grant II due to conforming with terms and conditions of the Prospectus regarding the adjustment of right.

We, Advanced Info Service Public Company Limited (the "**Company**"), hereby report on the resolution of the Board of Directors No. 2/2004, held on February 19, 2004 in respect of a share allotment as follows:

1. **Capital increase**

The Board of Directors has approved the allotment of 9,125,091 unissued ordinary shares, at the par value of Baht 1 each, totaling Baht 9,125,091, to reserve for the exercise of warrants to be issued to the Company's directors and employees under ESOP Grant I, II and III.

2. **Allotment of new shares**

The Board of Directors has resolved to allocate 9,125,091 unissued ordinary shares, at the par value of 1 Baht each, totaling 9,125,091 Baht, to reserve for the exercise of warrants to be issued to the Company's directors and employees under ESOP Grant I, II and III. The allotment will be proposed to the shareholders for consideration and approval, details as follows:

2.1 The details of the allotment

Allotted to	Number (shares)	Ratio (old : new)	Exercise price per share (Baht)	Subscription and payment period	Note
Existing Shareholders	-	-	-	-	-
General public	-	-	-	-	-
Other persons *(specify)*	-	-	-	-	-
To reserve for the exercise of the warrant issued to directors and employees (ESOP Grant I and II), due to the adjustment as stated in Clause 2.6 (v) of the Prospectus, totaling 125,591 shares divided by					
Grant I	78,260	1:1.00559	47.733	-	-
Grant II	47,331	1:1.00559	43.139	-	-
To reserve for the exercise of the warrant issued to directors and employees (ESOP Grant III)	8,999,500	1:1	Exercise price is the weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting.	-	-

Note The details of the ESOP are shown in Attachment 4.

The Executive Committee or the person (s) designated by the Board of Directors are authorized to determine other related details and conditions as well as taking necessary and appropriated actions in connection with the issuance of the warrants, including seeking approvals from the competent authorized authorities.

2.2 The Company's plan in case there is a fraction of shares remaining

-None-

2.3 The remaining unallocated shares

The remaining unissued shares are 2,033,407,709 shares with par value of 1 Baht each, totaling 2,033,407,709 Baht.

3. Schedule for Shareholders Meeting to approve the capital increase/ allotment

The Annual General Meeting of Shareholders for the year 2004 will be held on April 23, 2004, at 10.00 a.m. at the Auditorium, 19th floor, Shinnawatra 1 Tower, No. 414 Paholyothin Road, Samsennai, Payathai, Bangkok 10400. The Company will close the share register book from April 5, 2004 at 12.00 noon in order to determine the rights of shareholders to attend and vote, until adjournment of the meeting.

4. Approval of the capital increase/ share allotment by relevant governmental agency and conditions thereto (if any)

The Company will register the increase of paid-up capital at the Ministry of Commerce when the warrants are exercised to ordinary shares and seek approvals from the Stock Exchange of Thailand to list such newly issued ordinary shares as listed securities and trading in the Stock Exchange of Thailand.

5. Objectives of the capital increase and plans for utilizing proceeds received from the capital increase

The Company will use the proceeds from exercise of warrants as its working capital.

6. Benefit to the Company from the capital increase/ share allotment:

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

7. Benefit to the shareholders from the capital increase/share allotment:

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn being about long-term benefit to the Company, as well as retain them with the Company, resulting in improvement of the Company's performance.

The newly issued shares from exercise of warrants will have the same rights as that of the increased shares, previously issued, and be entitled to receive dividends from the date that their name are listed in the share register book submitted to the Ministry of Commerce.

8. Other details necessary for shareholders to approve the capital increase/share allotment:

The Board of Directors' Meeting of Advanced Info Service Public Company Limited (the "Company") No. 4/2003 held on August 7, 2003 passed a resolution to approve the interim dividend payment for the first half of year 2003 to shareholders at the rate of two Baht per share.

Upon the resolution, the Company announced to distribute the dividends in excess of 50% of the net profit after income tax. This affected on exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP) Grant I & II, as stated in Clause 2.6 (v) of the Prospectus. The ESOP warrant holders shall not be decreased their rights.

The new exercise price and new exercise ratio were been effective on in August, 2003 (the details are shown in table 2.1). The Company, therefore, will allot the additional shares to reserve for the new exercise ratio of ESOP Grant I & II totaling 125,591 shares.

9. Action plan after the Board of Directors of the Company passed a resolution approving the capital increase or allotment of new shares:

Date	Actions
February 19, 2004	Board of Director's Meeting for resolution to issue warrants to the directors, employees and advisers of the Company as well as allotment of new shares for supporting the exercise of the warrants to purchase the ordinary shares.
February 19, 2004	Notify the Stock Exchange of Thailand of the resolution of the Board of Directors Meeting.
April 5, 2004	Close the shareholder register book for suspension of share transfer for the right to attend the Annual General Meeting of Shareholders for the year 2004
April 23, 2004	The holding of the Annual General Meeting of Shareholder for the year 2004
within April 2004	Submit the Application for issuance and offer of the warrants to the Office of the Securities and Exchange Commission
within May 2004	The Office of the Securities and Exchange Commission will inform the company about the result of consideration of the application within 45 business days of the date the Securities and Exchange Commission has received the completed documents

AIS

Attachment 6

(Translation)

Opinion of the Remuneration Committee for ESOP Program

February 17, 2004

To : Board of Directors of Advanced Info Service Public Company Limited

Whereas the Board of Directors Meeting of Advanced Info Service Public Company Limited has passed a resolution to appoint the Remuneration Committee for the ESOP Program, consists of Mr. Paiboon Limpaphayom (Ph.D.) as the Chairman of the Remuneration Committee, Mr. Boonklee Plangsiri and Mr. Arun Churdboonchart as members of the Remuneration Committee to approve the names of directors, employees and advisors of the Company who will be entitled to receive warrants to exercise to company's ordinary shares exceeding 5(five) percent of the program, in order to comply with the notification of the Securities and Exchange Commission No. Gor. Jor. 36/2544 regarding the offering of the newly issued securities to directors or employees .

The Remuneration Committee for ESOP Program has considered and approved to allocate the warrants to exercise to company's ordinary shares exceeding 5 (five) percent of the program to each of the following directors and employees of Advanced Info Service Public Company Limited respectively, totaling 6 (six) persons:

Director/Employee	No. of Warrants Allocated (Units)	% of the Program
1. Mr. Somprasong Boonyachai	914,300	10.16
2. Ms. Yingluck Shinawatra	676,000	7.51
3. Mrs. Suwimol Kaewkoon	676,000	7.51
4. Mr. Vikrom Sriprataks	606,400	6.74
5. Mr. Kittsanan Ngamphathipong	537,000	5.97
6. Mrs. Arpattra Sringkarrinkul	487,100	5.41

The Grounds, Necessity and the Benefits to the Company

The Remuneration Committee for ESOP Program has the opinion that the above six directors and the employees have high knowledge, ability, accountability and excellent performance. Furthermore, they are honest with loyalty to the Company and perform their duty for the highest benefits of the Company all along. The warrant allocation for this ESOP program would motivate more efficient performance of the directors and employees which would finally result in good operating results of the Company. Details of the position, the start date joining the company and the benefits that these directors and employees have made to the Company are herewith attached.

Please be informed accordingly.

Sincerely yours,

Mr. Paiboon Limpaphayom (Ph.D.)
Chairman of the Remuneration Committee for the ESOP Program
Advanced Info Service Public Company Limited

Employee Stock Ownership Program - ADVANCED INFO SERVICE PLC. : 2004

1. Number of allocated warrants 8,999,500 units
2. The lists of directors / employees who are allocated the warrants at the number of exceeding 5% of the total warrants.

No.	Name	Position	Started Working Date	No.of allocated warrants (units)	% of the total warrants	Contribution to the company
1	Mr. Somprasong Boonyachai	Chariman of the Executive Committee-Wireless Communications	10/02/1992	914,300	10.16%	v Being the leader in creation of Advanced Info Service Plc.'s vision, overall strategy including its subsidiaries and affiliates in order to maximize the interest of the shareholders. v Being the top leader in monitoring and managing Advanced Info Services Plc., its subsidiaries and affiliates and developing the competitiveness of Advanced Info Service Plc., its subsidiaries and affiliates' s businesses.
2	Ms. Yingluck Shinawatra	President - Wireless Communications	01/08/1991	676,000	7.51%	v Being a co-leader in creation of Advanced Info Service Plc.'s vision and overall strategy including its subsidiaries and affiliates in order to maximize the interest of the shareholders. v Being the top leader in monitoring and managing Advanced Info Service Plc., business and developing the competitiveness of Advanced Info Service's business.
3	Mrs.Suwimol Kaewkoon	Chief Customer Champion & Terminal Business Officer	01/09/1994	676,000	7.51%	v Being a co-leader in creation of Advanced Info Service Plc.'s vision and overall strategy including its subsidiaries and affiliates in order to maximize the interest of the shareholders. v Being the top leader in monitoring customer relationship and managing terminal business to enhance the competitiveness of Advanced Info Service's business.
4	Mr. Vikrom Sriprataks	Chief Technology Officer	30/04/1990	606,400	6.74%	v Being a co-leader in creation of Advanced Info Service Plc.'s vision and overall strategy including its subsidiaries and affiliates in order to maximize the interest of the shareholders. v Being the top leader in monitoring and managing network engineering to enhance the competitiveness of Advanced Info Service's business.
5	Mr.Kittsanan Ngamphathipong	Executive Vice President - Marketing	01/03/2002	537,000	5.97%	v Being a co-leader in creation of Advanced Info Service Plc.'s vision and overall strategy including its subsidiaries and affiliates in order to maximize the interest of the shareholders. v Being the top leader in monitoring and managing overall strategic marketing to enhance the competitiveness of Advanced Info Service's business.
6	Mrs. Arpattra Sringkarrinkul	Executive Vice President - Information System Support	01/03/1994	487,100	5.41%	v Being a co-leader in creation of Advanced Info Service Plc.'s vision and overall strategy including its subsidiaries and affiliates in order to maximize the interest of the shareholders. v Being the top leader in monitoring and managing overall information technology to enhance the competitiveness of Advanced Info Service's business.

19/02/2004

Attachment 7

Ruling for General Meeting of Shareholders
Advanced Info Service Public Co., Ltd.

With reference to announcement of the Stock Exchange of Thailand regarding practical procedure of the General Meeting of Shareholders which is deemed a part of Good Corporate Governance applicable to all Listed Companies effective as from February 22, 1999. Thus, in order to pursue such purpose of creditability and transparency for benefits of shareholders, investors and all parties concerned, the Company has enacted this Ruling for General Meeting of Shareholders as follows;

Clause 1. *This Ruling shall be deemed an integral part of the Notice or Letter of Invitation of each and every General Meeting of Shareholders of the Company which shall always be sent and attached therewith to the shareholders in advance as the law required.*

Clause 2. *Board of Directors' opinion and all essential grounds including impacts which are caused or to be caused to the proceeding with such opinion shall be clearly specified in each agendum of the Notice or Letter of Invitation for the benefits of shareholders to justify their discretion more comprehensively.*

Clause 3. *Shareholders or Proxies shall bring along the shares certificate or other document verified their title as at the closing date of the Company's registration book and/or Proxy Instrument attached to the Notice or Letter of Invitation duly executed by Appointer and Appointee with duty stamp affixed.*

Clause 4. *In case of individual or juristic person Appointer, the Proxy Instrument shall be attached with a photocopy of its Identification Card or other relevant certificate and an affidavit issued by the Partnership & Company Registration Bureau of the valid date not excess 30 days respectively provided that such documents shall be certified correct and true by the authorized individual or the authorized directors of the Appointer as the case may be.*

Clause 5. *In the event individual or juristic person shareholders of non residential domicile in Thailand wish to assign the proxy shall procure the testimonial of signatory authorized director (s) by Notary Public of the Country where the Proxy Instrument was duly executed.*

Clause 6. *Shareholders or Proxies may request for or examine the proven or evidenced documents appertaining to their rights to attend the Shareholders' Meeting from the Company's Registrar during business hours prior to the Meeting.*

Clause 7. *Shareholders or Proxies shall identify and submit the aforementioned documents or other evidences concerned with the Chairman of the Meeting or designated person for examining the right to vote or attend the Meeting in advance. Should there be any dissidences with respect to such title arising out of those evidences or documents, the person incharge shall inform the Chairman of the Meeting immediately.*

Clause 8. *Proxies may exercise the right to vote not excess than number of share's voting right existed to the Appointer they represented or not excess than number of shares' voting right designated by such shareholder in writing in each agendum to be voted in favour or against or abstain and inform the Chairman of the Meeting accordingly.*

Clause 9. *The Chairman of the Meeting, before commencement, shall inform the number of shareholders and proxies entitled to attend the Meeting and also the number of shareholders and proxies not entitled to attend the Meeting in case dissenting occurred to which decision by the Chairman of the Meeting is finally made, including number of shareholders which has no right to vote due to conflict of interest in accordance with the regulations of the Stock Exchange of Thailand.*

Clause 10. *In voting, shareholders shall have the right to vote equal to number of shares held by each of them, one share is entitled for one vote and shall be made openly by a show of hands unless at least 5 shareholders request a secret vote and the majority resolved accordingly, such secret vote shall be made by a poll ballot designated by the Chairman of the Meeting.*

Clause 11. *Shareholders or Proxies are fully entitled to enquire or to acquire any queries or answer of any dubious matters upon or from the Board of Directors, the Management or other operating entities concerned for the sake of equity and transparency and they are also entitled to request the disclosure of number of votes whether in favour, against or abstain on each and every agendum.*

Clause 12. *Shareholders may request the Company to reveal of all informations relating to matters to be resolved in the event that there being a person or group of persons so called "advocacy to proxy" soliciting to appoint designated person as their representative in attending and voting in order for the benefit of shareholders to comprehensively realize of such assignment.*

Clause 13. *Any performance in accordance with this Ruling shall be expedited under or pursuant to the applicable laws and the Articles of Association of the Company. Should there be any dispute arising out of this Ruling, the Chairman of the Meeting shall have a casting decision which is required to be recorded in the Minutes of the Meeting*

รายละเอียดกรรมการอิสระ
บริษัท แอดวานซ์ อินโฟร์ เซอร์วิส จำกัด (มหาชน)

1. ชื่อ - สกุล	นางทัศนีย์ มโนรถ	
วัน เดือน ปี เกิด	3 เมษายน 2488	
ตำแหน่งปัจจุบัน	กรรมการ	
ความสัมพันธ์ทางครอบครัวระหว่างผู้บริหาร	- ไม่มี -	
คุณวุฒิการศึกษาสูงสุด	ปริญญาตรี คณะพาณิชยศาสตร์ และการบัญชีจุฬาลงกรณ์มหาวิทยาลัย	
	หลักสูตร Director Certification Program (DCP) รุ่น 32	
	สมาคมส่งเสริมสถาบันกรรมการบริษัทไทย (IOD)	
ประสบการณ์ทำงาน	2544 - ปัจจุบัน	กรรมการ บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส
	2545 - ปัจจุบัน	รองกรรมการผู้จัดการใหญ่ ด้านบริหารการเงินและบัญชี
		บริษัท ทศท. คอร์ปอเรชั่น จำกัด (มหาชน)
	2543 - 2545	รองผู้อำนวยการองค์การโทรศัพท์แห่งประเทศไทย
	2542 - 2543	ผู้ช่วยผู้อำนวยการองค์การโทรศัพท์แห่งประเทศไทย
	2539 - 2542	ผู้อำนวยการฝ่ายการเงินและงบประมาณองค์การโทรศัพท์แห่งปท.ไทย
สัดส่วนการถือหุ้นใน บมจ . แอดวานซ์ อินโฟร์ เซอร์วิส	- ไม่มี -	

(Translation)

The Information of Independent Director
Advance Info Service Public Company Limited

1. Name	Mrs. Tasanee Manorot	
Date of Birthday	April 3, 1945	
Title	Director	
Relationship with Management	- None -	
Highest Education	Bachelor Degree in commerce and Accountancy, Chulalongkorn University	
	Director Certification Program (DCP # 32), Thai Institute of Directors Association (IOD)	
Experience	2002 - Present	Senior Executive Vice President, TOT Corporation Plc.
	2001 - Present	Director, Advanced Info Service Plc.
	2000 - 2002	Senior Executive Vice President, Telophone Organization of Thaila
	1999 - 2000	Executive Vice President, Telephone Organization of Thailand
	1996 - 1999	Vice President of Finance Department, Telephone Organization o
		Thailand
Number of Shares Held in Advance Info Service Public Company Limited	- None -	

รายละเอียดกรรมการอิสระ
บริษัท แอดวานซ์ อินโฟร์ เซอร์วิส จำกัด (มหาชน)

1. ชื่อ - สกุล	นายศุภเดช พูนพิพัฒน์	
วัน เดือน ปี เกิด	9 พฤษภาคม 2493	
ตำแหน่งปัจจุบัน	กรรมการผู้จัดการใหญ่ บริษัทเงินทุน ธนชาติ จำกัด (มหาชน)	
ความสัมพันธ์ทางครอบครัวระหว่างผู้บริหาร	- ไม่มี -	
คุณวุฒิการศึกษาสูงสุด	ปริญญาโท University of Wisconsin, USA.	
ประสบการณ์ทำงาน	ปัจจุบัน	กรรมการและประธานกรรมการตรวจสอบ
		บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส
	1 ก.ค. - ปัจจุบัน	บริษัทเงินทุน ธนชาติ จำกัด (มหาชน)
	2523 - 30 มิ.ย. 2540	บริษัทเงินทุนหลักทรัพย์ ธนชาติ จำกัด (มหาชน)
	2519 - 2523	บริษัทเงินทุนหลักทรัพย์ ทิสโก้ จำกัด (มหาชน)
	2516 - 2517	ธนาคารกสิกรไทย จำกัด (มหาชน) สำนักสีลม
สัดส่วนการถือหุ้นใน บมจ . แอดวานซ์ อินโฟร์ เซอร์วิส	- ไม่มี -	

(Translation)

The Information of Independent Director
Advance Info Service Public Company Limited

1. Name	Mr. Suphadaj Poonpipat	
Date of Birthday	May 9, 1950	
Title	President and Chief Executive Officer, National Finance Plc.	
Relationship with Management	- None -	
Highest Education	Master Degree, University of Wisconsin, USA.	
Experience	Present	Chairman of the Audit Committee
		Advanced Info Service Plc.
	July 1 - Present	President and Chief Executive Officer,
		National Finance Plc.
	1980 - June 30, 1997	Nation Finance & Securities Plc.
	1976 - 1980	Tisco Securities Plc.
	1973 - 1974	Thai Farmers Bank Plc.
Number of Shares Held in Advance Info Service Public Company Limited	- None -	

รายละเอียดกรรมการอิสระ
บริษัท แอดวานซ์ อินโฟร์ เซอร์วิส จำกัด (มหาชน)

1. ชื่อ - สกุล	นายบุญชู ดิเรกสถาพร	
วัน เดือน ปี เกิด	9 มกราคม 2489	
ตำแหน่งปัจจุบัน	กรรมการและกรรมการผู้จัดการ บมจ. ผลิตไฟฟ้าราชบุรีโฮลดิ้ง	
	กรรมการ และรักษาการกรรมการผู้จัดการ บจก. ผลิตไฟฟ้าราชบุรี	
	กรรมการ บจก. ราชบุรีพลังงาน	
ความสัมพันธ์ทางครอบครัวระหว่างผู้บริหาร	- ไม่มี -	
คุณวุฒิการศึกษาสูงสุด	ปริญญาตรี บัญชีบัณฑิต (เกียรนิยมอันดับสอง)	
	คณะพาณิชย์ศาสตร์และการบัญชี จุฬาลงกรณ์มหาวิทยาลัย	
	ประกาศนียบัตรหลักสูตรการเงิน สำหรับผู้บริหารระดับสูง	
	มหาวิทยาลัยฮาร์ดวาร์ด ประเทศสหรัฐอเมริกา	
ประสบการณ์ทำงาน	ปัจจุบัน	กรรมการและกรรมการตรวจสอบ บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส
		กรรมการและกรรมการผู้จัดการ บมจ. ผลิตไฟฟ้าราชบุรีโฮลดิ้ง
		กรรมการ และรักษาการกรรมการผู้จัดการ บจก. ผลิตไฟฟ้าราชบุรี
		กรรมการ บจก. ราชบุรีพลังงาน
	2542 - 2543	รองผู้ว่าการบัญชี และการเงิน การไฟฟ้าฝ่ายผลิตแห่งประเทศไทย และ
		ทำหน้าที่รองผู้ว่าการบริหาร การไฟฟ้าฝ่ายผลิตแห่งประเทศไทย
	2540 - 2542	รองผู้ว่าการบัญชี และการเงิน การไฟฟ้าฝ่ายผลิตแห่งประเทศไทย
	2537 -2540	ผู้ช่วยผู้ว่าการพัฒนาธุรกิจ การไฟฟ้าฝ่ายผลิตแห่งประเทศไทย
	2529 - 2537	ผู้อำนวยการฝ่ายบัญชี การไฟฟ้าฝ่ายผลิตแห่งประเทศไทย
สัดส่วนการถือหุ้นใน บมจ.แอดวานซ์ อินโฟร์ เซอร์วิส	- ไม่มี -	

(Translation)

The Information of Independent Director
Advance Info Service Public Company Limited

1. Name	Mr. Boonchoo Direksathapon	
Date of Birthday	January 9, 1946	
Title	Director & Managing Dirctor, Ratchaburi Electricity Generating Holding Plc.	
	Director & Acting Managing Director, Ratchaburi Electricity Generating Co., Ltd.	
	Director, Ratchaburi Energy Co., Ltd.	
Relationship with Management	- None -	
Highest Education	Bachelor Degree of Accounting (2nd Class Honor), Chulalongkorn University	
	Finance for Senior Executives Course, Harvard Business School, USA.	
Experience	*Present*	*Director & Member of the Audit Committee, Advanced Info Service Plc.*
		Director & Managing Director, Ratchaburi Electricity Generating Holding Plc.
		Director&Acting Managing Director,Ratchaburi Electricity Generating Co.,Ltd.
		Director, Ratchaburi Energy Co., Ltd.
	1999 - 2000	Deputy Governor - Account and Finance and
		Acting Deputy Governor - Administration, EGAT
	1997 - 1999	Deputy Governor - Account and Finance, EGAT
	1994 - 1997	Assistant Governor - New Business Ventures, EGAT
	1986 - 1994	Director, Controller Department, EGAT
Number of Shares Held in Advance Info Service Public Company Limited	- None -	

ใบแก้ไข: ขอเปลี่ยนแปลงรายละเอียดกรรมการอิสระ จาก คุณทัศนีย์ มโนรถ เป็น คุณอรุณ เชิดบุญชาติ แทน

เอกสารแนบ 8/ Attachment 8

รายละเอียดกรรมการอิสระ
บริษัท แอดวานซ์ อินโฟร์ เซอร์วิส จำกัด (มหาชน)

1. ชื่อ - สกุล	นายอรุณ เชิดบุญชาติ
วัน เดือน ปี เกิด	27 สิงหาคม 2484
ตำแหน่งปัจจุบัน	ประธานกรรมการบริหารกลุ่มบริษัท ตรีนิตี้
ความสัมพันธ์ทางครอบครัวระหว่างผู้บริหาร	- ไม่มี -
คุณวุฒิการศึกษาสูงสุด	ปริญญาตรีบริหารธุรกิจ California State University Long Beach,
	California, USA.
	ปริญญาบัตรป้องกันราชอาณาจักร ภาครัฐร่วมเอกชน (วปอ. หลักสูตร ปรอ. รุ่นที่ 3)
ประสบการณ์ทำงาน	2541 - ปัจจุบัน กรรมการและกรรมการตรวจสอบ บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส
	ปัจจุบัน ประธานกรรมการบริหารกลุ่ม บริษัท ตรีนิตี้
สัดส่วนการถือหุ้นใน บมจ . แอดวานซ์ อินโฟร์ เซอร์วิส	- ไม่มี -

Correction: To change the information of independent director from Mrs. Tasanee Manorot to Mr. Arun Churdboonchart

(Translation)

The Information of Independent Director
Advance Info Service Public Company Limited

1. Name	Mr. Arun Churdboonchart
Date of Birthday	August 27, 1941
Title	Executive Director Trinity Group
Relationship with Management	- None -
Highest Education	BBA, California State University, Long Beach, California, USA
	Diploma (Private Sector, Class 3), Thailand National Defense College
Experience	1998 - Present Director and Member of the Audit Committee,
	Advanced Info Service Plc.
	Present Executive Director, Trinity Group
Number of Shares Held in Advance Info Service Public Company Limited	- None -